January 4, 2022

Via Edgar

Mr. Ryan Rohn

Mr. Stephen Krikorian

Mr. Edwin Kim

Ms. Kathleen Krebs

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	Lytus Technologies Holdings PTV. Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed December 6, 2021 File No. 333-254943

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated December 21, 2021 (the “Comment Letter”), to Lytus Technologies Holdings PTV. Ltd. (the “Company” or “Lytus Group”) with respect to the Amendment No. 5 to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on December 6, 2021.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 5 to Registration Statement on Form F-1

Note 3A - Other Income, page F-24

1. We have reviewed your response to prior comment 2 and it continues to appear that neither income nor revenue should be recognized as it does not appear that there is a contract or performance obligation during the periods presented. We note the Deed of Confirmation referred to in your response is dated November 19, 2021. Please clarify in greater detail the nature and the reasons for this Deed of Confirmation if, as you assert, a contract already existed. Please reconcile to earlier statements that the payment terms were not completed and that no contract existed as the terms were incomplete. Inaddition, you state “For the period April 1, 2020 through March 31, 2021, the parties have completed the performance of their obligations under the contract.” Please define your performance obligation performed to date. In this regard, you have stated in earlier responses that you had no performance obligations. This reason, in addition to a lack of contract, has resulted in the transaction being outside of IFRS 15. If the arrangement is not within the scope of the IFRS 15, explain the basis for your accounting within the standards of IFRS. Further, your response indicates that you have concluded the revenue from the entitlement rights is a one-time transaction, unusual, infrequent but significant in nature. However, as noted in this footnote, you have revenue from the entitlement rights for the period ended March 31, 2020 and in the fiscal year ended March 31, 2021. Clarify why you reference the discussions on infrequent or unusual items to support recognizing income from this transaction. The discussion references seem to address a presentation and not recognition. Please advise. In addition, we repeat our prior comment to provide us with any instance where this accounting of entitlement rights has been applied in practice to similar fact patterns. Please advise.

Response:

DEED OF CONFIRMATION COMMENT:

The Deed of Confirmation was signed at the request of the third-party independent operations reviewer of the business prior to recommencing their review, which was interrupted by Covid related delays. The execution of the deed was requested at the end of October 2021 as a confirmation that neither the Company nor Reachnet were seeking relief from their obligations in the contract under section 56 of the Indian Contracts Act on the grounds of Force Majeure in the intervening period. The deed merely serves as a reiteration by the parties of the validity of the original contracts which continue to remain valid, binding and enforceable under Indian Law1.

[1]	The Company has signed the following contracts with Reachnet: 1) Agreement to acquire Customer List dated June 20, 2019; 2) Supplemental Agreement dated December 6, 2019; 3) Secondary Supplemental Agreement dated June 30, 2020; 4) Third Supplemental Agreement dated February 5, 2021; and 5) Management Agreement dated March 1, 2020.

.

In our response letter to the Staff dated December 6, 2021, we have analyzed the validity of the contracts with Reachnet and the applicability of IFRS 15.9 to our facts, for the period ended March 31, 2020, and March 31, 2021. The Company reaffirms that it has recognized revenues under IFRS 15.9 correctly in accordance with its accounting policies.

RESPONSE TO EARLIER COMMENTS

With respect to the phrase “pending payment terms” referenced in our earlier response dated November 1, 2021, the Company would like to clarify that effective April 1, 2020, the Management Services Agreement with Reachnet was in force and continues to be so. The reference to “pending payment terms” was only to explain the criteria under which the Company could consider classifying the income from “Other Income” to “Ordinary income”. The Company was advised by its independent advisors that it would need to consider several factors, including the COVID-related delays and contract modifications before making a decision to report the income as “Other income” or “Ordinary Income”. The fact of the existence of the Management Service Contract which forms the basis for income recognition was never in question. The Company believes that reporting income as Other Income is in line with practice by other companies and is the more conservative accounting treatment relevant for all investors. The Company regrets any inadvertent reference implying there was no contract. The Company respectfully refers the staff to the updated analysis regarding the validity of the contracts and the application of IFRS 15.9 in our response letter dated December 6, 2021.

RESPONSE TO COMMENTS ON PEFORMANCE OBLIGATIONS

The earlier references in the Annex D to our response letter dated June 14, 2021 to there being “no contract and performance obligation” were intended to explain that in the fiscal year ending March 31, 2020 only, there were no direct contracts with customers that the Company had acquired and hence no direct performance obligations with them directly. On March 26, 2020, upon an agreed upon milestone being reached and operation control being transferred to the Company, income was recognized and presented as Other Income. At no point in time, it was implied that there was no contract or performance obligation with Reachnet.

For the period March 31, 2020: - Income is treated as a one-time milestone payment triggered by income entitlement rights under the Customer Acquisition Contract with Reachnet.

●	During the period ending March 31, 2020, the milestone under the contract for acquisition of customers was achieved on March 26, 2020. Under the Customer Acquisition Contract, upon reaching that milestone, the revenue collected by Reachnet until that date during the fiscal year became due and payable to the Company (refer to clause 3 of the Supplemental Agreement dated December 6, 2019).

●	We refer the Staff to para 1 of the Analysis of Annex D to our response dated June 14, 2021 (page 41/41) wherein we have mentioned “In the present case, Lytus acquires the subscribers, along with the revenue entitlement rights, retrospectively from April 1, 2019. This arrangement was agreed and accepted by both the parties to the contract (dated June and December 2019). Further, March 26, 2020, is the effective date on which the transfer of subscribers was completed, wherein the “entitlement right to performance completed to date” was also effectuated as on this date.”

●	The Company has accrued income, that is accumulated (aggregated), upfront and lump sum, arising due to the milestone being achieved on March 26, 2020. The income is in the nature of the entitlement rights to receive a lump sum consideration that is an accumulation of net income accruing to the Company from April 1, 2019, through March 31, 2020. The accumulated amount pertains to the services already provided by Reachnet to end-customers, on or after April 1, 2019 through March 31, 2020.

●	The lumpsum amount, in the nature of revenue entitlement rights, with retrospective effect, is a one-time transaction, unusual, infrequent but significant in nature.

For the period April 1, 2020 through March 31, 2021: The revenue is not from entitlement rights but revenue under IFRS 15 presented as Other Income since Reachnet had provided services to Company’s customers during that period.

●	Unlike the fiscal year ending March 31, 2020, during the fiscal year ending March 31, 2021, the ownership of subscriber base was in control of ownership of Lytus India (since March 26, 2020), and along with the ownership rights, the exclusive rights to grant access to the subscriber base, provide any type of services; and the discretion to establish the pricing and other terms for such service.

●	Under the terms of the Management Service Agreement, effective April 1, 2021, Lytus India has mandated Reachnet to provide cable services to the Company’s end-customers, on its behalf. In exchange for these services Reachnet has been paid 61% of the revenue collected.

●	During the entire fiscal year Reachnet has provided services and has collected revenues from the end-customers on the Company’s behalf including meeting the following performance obligations:

o	Maintaining of fiber connectivity with customer homes;

o	Ordering additional devices and installation of the devices in customer homes along with necessary upgrades of software on behalf of the Company;

o	Maintaining local offices and staffing them with individuals who can carry out monthly fee collections and repair including maintenance of customer home devices;

o	Providing monthly reports to relevant government authorities and keeping the Company’s management with respect to monthly collections;

o	Ensuring uninterrupted services from broadcasters and hosting and maintaining servers to store data and content and head ends needed for signal distribution.

Management believes that the income is recognized as per the provisions of IFRS 15.9. Please refer to ASC 606-10-55-37A and IFRS 15.B35A, wherein Lytus India has the control for allocating “a right to a service to be performed by the other party [Reachnet], which gives the entity [Lytus India] the ability to direct that party to provide the service to the customer on the entity’s behalf”.

Additional consideration was given by the Company to the fact that the income accruing to Lytus India for the period March 31, 2021, is also classified as ‘Other Income’ as the income is outside its ordinary course of business i.e.,

●	The Company is a platform-based technology services company whose normal course of business is not the provision of cable services; and

●	to maintain consistency with the preceding period ending March 31, 2020.

Therefore, the Company respectfully submits that for all periods presented, “there is a valid contract with valid performance obligations” and hence “income or revenue has been accurately recognized”. Any alternative position will be untenable under all applicable Indian laws as the business has been operational during the periods presented and continues to do so. The Company has provided its updated analysis in its response letter dated December 6, 2021.

Precedents of other SEC filers presenting income as Other Income

Following are two examples where current SEC filers whose facts are similar to the Company’s, have such classified income earned in collaboration with another party as Other Income:

Example 1. Merck cited the following in its 2019 financial statements and classified income from its collaboration with another company as Other Income.

“Accounting and measurement policies

Other operating income comprises all income that cannot be allocated to net sales or finance income on account of its character.

Income from up-front payments, milestone payments, and royalties

Revenue from upfront and milestone payments, royalties, and license payments comprises considerations the Group receives from companies that do not represent customers. This relates, in particular, to collaboration and out-licensing agreements in the Healthcare business sector (see Note (6) “Collaboration agreements”).

Considerations received within the scope of collaboration agreements are usually recognized over time in other operating income. The granting of a license in most out-licensing agreements in the Healthcare business sector constitutes a distinct performance obligation that must usually be recognized at a point in time. Due to the uncertainty of development results and regulatory events, the recognition of contingent consideration usually does not take place until the result in question has materialized. In principle, sales-based and usage-based royalties are recognized only after the contract partner makes the corresponding sales or uses the intellectual property.”2

The Company’s arrangement with Reachnet to provide services to the end customers has all the elements of a collaboration agreement and or a license agreement granting Reachnet the right to provide services on behalf of the Company. The income generated by Reachnet from providing services to the Company’s customers is not net sales income or finance income for the Company. Under ASC 606-10-55-37A and IFRS 15.B35A and AP21C, bearing all facts and circumstances in mind and based on available third-party precedents, the Company made a judgement to present the income as Other Income.

Example 2. Nanotech Security cited in its 2019 financial statements the following:

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. However, the Company identified that tenant and steam income do not arise from the entity’s ordinary activities, and therefore does not meet the definition of revenue under IFRS 15. As a result, tenant and steam income have been reclassified to other income retrospectively.3

[2]	Merck KGaA. “Operating Activities: EMD Annual Report 2019.” Operating Activities | EMD Annual Report 2019, MERCK KGAA, 2019, https://www.emdgroup.com/en/annualreport/2019/consolidated-financial-statements/notes/notes-on-operating-activities.html#15-other-operating-income

[3]	Nanotech Security. “Nanotech Annual Report 2019.” SEC Edgar Filing Tracker, Nanotech Security, 2019, https://sec.report/otc/financial-report/237091.

In the current instance, the Company confirms that it had full control of the goods and services covered under the contract with Reachnet. However, while this income is recognizable under IFRS 15, the fact that the services were performed by Reachnet, permits the Company to exercise its best judgment in treating this income as “Other Income.” Lytus is a technology company and its primary business is not the provision of cable services for which a separate license may be required.

If you have any questions, please do not hesitate to contact the undersigned at dharmesh.pandya@lituustech.in, or Panjwani, M. Ali of Pryor Cashman LLP, outside counsel to the Company, at Ali.Panjwani@PRYORCASHMAN.com (Tel: 212-326-0820).

Very truly yours,

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya Chief Executive Officer

cc:	M. Ali Panjwani, Esq.

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